

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Mr. Haim Tsuff
Chief Executive Officer
Isramco, Inc.
2425 West Loop South, Suite 810
Houston Texas 77027

> **Re: Isramco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-12500**

Dear Mr. Tsuff:

In addition to our prior comment letter to you, dated November 29, 2010, we have the following engineering comments on your filing. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

Overview, page 4

1. We note your December 31, 2009 proved reserves figures here and on page 26, "…as prepared by our independent reserve engineering firm, Cawley, Gillespie & Associates, Inc." This seems inconsistent with your statement on page 17, "The reserve information included or incorporated by reference in this report represents estimates prepared by our internal engineers. The procedures and methods for estimating the reserves by our internal engineers were reviewed by an independent petroleum engineering firm." Please revise your disclosure to clearly identify the preparer of your proved reserves.

2.   Your statement "Approximately 97.7% of our proved reserves were classified as proved developed" seems inconsistent with your disclosure of zero proved undeveloped reserves for 2009 on page F-33. Please revise your disclosure to resolve this apparent inconsistency.

Israel, page 5

3.   We note your statements here: "gross mean resources potential of Tamar to be 5 trillion cubic feet of natural gas"; "Dalit is estimated to contain gross mean resources of approximately 500 billion cubic feet of natural gas."; "The gross mean resource estimate for Tamar has been raised to 6.3 trillion cubic feet". The Instruction to Item 1202 of Regulation S-K stipulates that estimates of oil or gas resources other than reserves, and any estimated values of such resources, shall not be disclosed in any document publicly filed with the Commission, unless such information is required to be disclosed in the document by foreign or state law. Please amend your document to delete these and any other references to such resources.

4.   We note your statement, "In August 2009 the partners in the Tamar gas field received a reserve report from NASI. According to the report the estimated 2P reserve (Proved + Probable Reserves) are 7.7 trillion cubic feet and the 1P reserve (Proved Reserves) and are estimated to be 6 trillion cubic feet." Please amend your document to disclose, if true, that the reserve figures in your statement comply with the definitions of proved and probable reserves in sections (18) and (22) of Rule 4-10(a) of Regulation S-X. If not true, please amend your document to remove this and similar statements.

5.   Please amend your document to disclose the reserve category (as defined in Rule 4-10(a) of Regulation S-X) that corresponds to the estimates in the statement, "According to the operator's estimates, which are based on the results of drilling the Or 1 and on a 3D seismic survey performed in the area of the Med Yavne lease, the recoverable gas reserves of Or 1 reserve are estimated at 35 billion cubic feet."

6.   Please describe for us, in reasonable detail, the reliable technology upon which you base the statements, "Noble reports that performance modeling indicates that the [Tamar #1] well can ultimately be completed to achieve a production rate of over 150 million cubic feet per day ("Mmcf/d")" and "Performance modeling indicates the [Dalit] well can be ultimately completed to achieve a production rate of approximately 200 Mmcf/d."

Risk Factors, page 14

Our proved reserves are estimates. Any material inaccuracies in our reserve estimates or assumptions underlying our reserve estimates could cause the quantities and net present value of our reserves to be overstated or understated., page 17

7.   We note your statement, "There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control that could cause the quantities and net present value of our reserves to be overstated." Please revise your

disclosure to discuss those reserve estimation parameters over which you have control, e.g. hydrocarbons in place, recovery efficiencies, initial production rates, production decline rates.

Properties, page 24

8.   Please amend your document to expand your discussion by including those items required by Item 1207 of Regulation S-K.

Notes to Consolidated Financial Statements, page F-7

Oil and Gas Reserves, page F-32

9.   FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves. Please revise your disclosure to explain the details/circumstances of the revisions in 2007, 2008 and 2009.

10.   We note the statement, "Natural gas liquids are included in natural gas reserves." which seems inconsistent with the NGL reserve figures that you have disclosed. Please revise your disclosure to resolve this apparent inconsistency.

11.   We note your discussion of product prices used in estimating your proved reserves. Please revise your disclosure to provide the relevant bench mark oil, gas and NGL price figures as well as the average adjusted prices (after differentials) used in the estimation of your 2009 proved reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Sandra Eisen, at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief